Mail Stop 3561

December 30, 2008

Gary J. Wolter
Chairman, President and Chief Executive Officer
MGE Energy, Inc.
133 South Blair Street
Madison, Wisconsin 53703

> **Re:** **MGE Energy, Inc. and Madison Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2008**
> **Filed May 7, August 7 and November 5, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 14, 2008**
> **File Nos. 000-49965 and 000-01125**

Dear Mr. Wolter:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2007

General

1. On your corporate website, please include a hyperlink directly to the Forms 3, 4 and 5 filed by section 16 reporting persons. Currently, the link that you provide is to the list of all of your SEC filings. Please refer to Final Rule: Mandated Electronic Filing and Website Posting for Forms 3, 4 and 5, Release No. 33-8230 (May 7, 2003) and Rule 16a-3(k) under the Securities Exchange Act of 1934.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

2. We note that some of your disclosure in the Management's Discussion and Analysis section would benefit from providing relevant material information within the same context. For example, we note on page 36 you indicate that in fiscal year 2007 MGE Energy received $2.5 million in cash proceeds as a result of the Congestion Cost and Line Loss Allocation Services Agreement to which MGE Energy is a party. This agreement is not explained until footnote 6 of the consolidated financial statements. Please revise your disclosure to ensure that relevant material elements of your disclosure are provided within the same context.

3. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

    - economic or industry-wide factors relevant to your company, and
    - material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 23

4. For the twelve month period ended December 31, 2007, we note you indicate that your utility operations experienced an increase in electric revenues due in part to an increase in sales for resale. It does not appear that you describe the mechanics of sales for resale in your filing. Please revise your disclosure to explain sales for resale.

Exhibits 31.1, 31.2, 31.3 and 31.4

5. Your certifications should appear exactly as set forth in current Item 601(b)(31) of
    Regulation S-K. As such, please include the parenthetical that states "the registrant's
    fourth fiscal quarter in the case of an annual report" as set forth in subparagraph 4(d) and
    use the word "information" rather than "data" as is currently set forth in subparagraph
    5(a). We note similar issues in the certifications filed with the Forms 10-Q for the
    quarters ended March 31, June 30 and September 30, 2008.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Environmental Matters, page 47

6. We note on page 48 you state that a "final report from Governor Doyle's Global
    Warming Task Force was approved on July 24, 2008, concluding over a year's work by
    the task force." Please discuss, with a view towards future disclosure, any material effect
    the issuance of this report has on you.

Definitive Proxy Statement on Schedule 14A

General

7. Please describe your policies and procedures for the review, approval or ratification of
    any transaction required to be reported under Item 404(a) of Regulation S-K. See Item
    404(b) of Regulation S-K. It is unclear from the disclosure regarding the Audit
    Committee on page 9 whether you have a separate related person transaction policy.
    Please clarify.

Executive Compensation, page 11

8. You provide a general discussion of the elements considered in determining the
    compensation paid to named executive officers, however, it does not appear that you
    explain how you determine the specific amount you pay under each element. For
    example, on page 14 you state that "[w]here applicable, peer company information may
    be supplemented with general and industry-specific survey data that provides position-
    based compensation levels across broad industry segments." As an additional example,
    you indicate that you utilize benchmarking, but on page 14 you state that "realized total
    compensation during any given year may be above or below the benchmark
    compensation levels." Please provide more detail regarding how you arrive at the
    amount paid with respect to each element of compensation. Refer to Item 402(b)(1)(v) of
    Regulation S-K.

9. We note on page 12 you state that "specific individual targets or Company performance
    formulas are not set." We also note that in the third paragraph on the same page you

discuss the creation of a long-term incentive plan for your executives pursuant to which award levels for executives are determined based on a variety of factors including "individual performance." Please discuss, with a view towards disclosure, how individual performance is evaluated if you do not utilize targets.

10. We note on page 15 that 2007 earnings per share finished at $2.27 compared to $2.06 in 2006. If applicable, please disclose the 2007 targeted earnings per share level for named executive officers to receive an award under the annual incentive plan. If you believe that disclosure of this target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for you to achieve the target level. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also disclose the minimum, targeted and maximum amount of an annual incentive award that each named executive officer could receive under the plan and explain how the registrant determines the amount to pay. See Item 402(b)(1)(v) of Regulation S-K. Finally, tell us why you did not include amounts payable under the annual incentive plan in the non-equity incentive column of the summary compensation table or in the grants of plan-based awards table. See Item 402 of Regulation S-K.

2007 Summary Compensation Table, page 17

11. Please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) of Regulation S-K.

12. We note on page 22 you state that severance payments to Ms. Euclide differ from those paid to your other named executive officers, but it does not appear that there is a discussion of the reasons for this difference. Please separately discuss materially different compensation policies and decisions for named executive officers. Refer to II.B.1 of Securities Act Release 33-8732A.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3550 or Ellie Bavaria, Special Counsel, at (202) 551-3238 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director